Exhibit 99.(j)(4)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references made to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm and Financial Statements” and “Appendix N — Recipients of Non-Public Portfolio Holdings on an Ongoing Basis” in the Statement of Additional Information of MFS Emerging Markets Debt Local Currency Fund a series of MFS Series Trust X, in Post-Effective Amendment No. 103 to the Registration Statement (Form N-1A, No. 33-1657).

We also consent to the incorporation by reference, in such Statement of Additional Information of our reports, dated December 18, 2014, with respect to the financial statements and financial highlights of MFS Emerging Markets Debt Local Currency Fund, included in the Annual Report to Shareholders for the fiscal year ended October 31, 2014.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 23, 2015